Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and six month ended September 30, 2022 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 22213271BBCHRE7806

Hyderabad

October 28, 2022

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India,
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2022

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales/income from operations	48,475	33,399	36,731	81,874	70,732	138,864
	b) License fees and service income	186	2,757	1,364	2,943	1,464	4,289
	c) Other operating income	142	150	139	292	373	899
	Total revenue from operations	48,803	36,306	38,234	85,109	72,569	144,052

2	Other income	1,180	4,034	1,181	5,214	3,043	4,820

	Total income (1 + 2)	49,983	40,340	39,415	90,323	75,612	148,872

3	Expenses
	a) Cost of materials consumed	6,367	8,047	6,732	14,414	15,439	33,784
	b) Purchase of stock-in-trade	4,391	4,836	6,562	9,227	12,797	20,571
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,336	172	252	1,508	(2,773)	(3,896)
	d) Employee benefits expense	7,101	6,490	6,352	13,591	12,217	24,346
	e) Depreciation and amortisation expense	2,262	2,215	2,066	4,477	4,037	8,143
	f) Impairment of non-current assets	-	-	-	-	-	98
	g) Finance costs	17	98	111	115	176	380
	h) Selling and other expenses	11,580	10,966	10,853	22,546	21,787	43,208

	Total expenses	33,054	32,824	32,928	65,878	63,680	126,634

4	Profit before tax (1 + 2 - 3)	16,929	7,516	6,487	24,445	11,932	22,238

5	Tax expense/(benefit)
	a) Current tax	2,976	1,358	1,156	4,334	2,140	3,926
	b) Deferred tax	2,790	1,163	841	3,953	1,168	2,080

6	Net profit for the period/year (4 - 5)	11,163	4,995	4,490	16,158	8,624	16,232

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	2	(1)	1	1	2	(45)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	17
	b) (i) Items that will be reclassified to profit or loss	912	(4,486)	207	(3,574)	(324)	832
	(ii) Income tax relating to items that will be reclassified to profit or loss	(320)	1,568	(73)	1,248	113	(291)

	Total other comprehensive income	594	(2,919)	135	(2,325)	(209)	513
8	Total comprehensive income (6 + 7)	11,757	2,076	4,625	13,833	8,415	16,745

9	Paid-up equity share capital (face value Rs. 5/- each)	832	832	832	832	832	832

10	Other equity						182,530

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	67.25	30.10	27.07	97.35	52.01	97.85
	Diluted	67.10	30.03	27.00	97.14	51.87	97.58
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,452	5,976	9,089	12,428	16,481	31,718
	b) Global Generics	43,829	31,221	29,548	75,050	57,747	116,999
	c) Others	106	152	1,215	258	1,281	1,590
	Total	50,387	37,349	39,852	87,736	75,509	150,307

	Less: Inter-segment revenue	1,584	1,043	1,618	2,627	2,940	6,255
	Total revenue from operations	48,803	36,306	38,234	85,109	72,569	144,052

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(869)	(282)	725	(1,151)	932	384
	b) Global Generics	19,040	11,124	4,891	30,164	10,615	21,871
	c) Others	(28)	22	1,039	(6)	995	1,160
	Total	18,143	10,864	6,655	29,007	12,542	23,415

	Less: (i) Finance costs	17	98	111	115	176	380
	(ii) Other un-allocable expenditure/(income), net	1,197	3,250	57	4,447	434	797
	Total profit before tax	16,929	7,516	6,487	24,445	11,932	22,238

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the quarter ended 30 September 2022, an amount of Rs. 1,933 million representing government grants has been accounted for as a reduction from cost of material consumed.

3	License fee and service income for the quarter ended 30 June 2022 includes:
a. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;
b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.
These transactions pertain to Company’s Global Generics segment.

4	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

5	License fee and service income for the year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;
c) Rs. 1,084 million towards the sale of U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.
The aforesaid transactions pertain to Company’s Global Generics and Others segment.

6	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the six months ended 30 September 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

DR. REDDY'S LABORATORIES LIMITED

8	Balance sheet	All amounts in Indian Rupees millions

	As at	As at
	30.09.2022	31.03.2022
Particulars	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	42,981	40,240
Capital work-in-progress	10,481	11,864
Goodwill	853	853
Other intangible assets	24,448	20,412
Intangible assets under development	139	139
Financial assets
Investments	32,270	30,243
Trade receivables	-	54
Loans	70	12
Other financial assets	513	2,514
Deferred tax assets, net	-	194
Tax assets, net	2,090	3,115
Other non-current assets	633	480
Total non-current assets	114,478	110,120

Current assets
Inventories	30,525	33,478
Financial assets
Investments	12,330	19,124
Trade receivables	60,582	49,454
Derivative instruments	294	1,903
Cash and cash equivalents	5,213	11,595
Other bank balances	4,066	8,710
Other financial assets	532	565
Other current assets	12,623	9,981
Total current assets before assets held for sale	126,165	134,810
Assets held for sale	26	26
Total current assets	126,191	134,836

TOTAL ASSETS	240,669	244,956

EQUITY AND LIABILITIES
Equity
Equity share capital	832	832
Other equity	191,709	182,530
Total Equity	192,541	183,362

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	256	197
Deferred tax liabilities, net	2,511	-
Provisions	103	104
Other non-current liabilities	838	842
Total non-current liabilities	3,708	1,143

Current liabilities
Financial liabilities
Borrowings	3,003	21,711
Lease liabilities	187	146
Trade payables
Total outstanding dues of micro enterprises and small enterprises	115	120
Total outstanding dues of creditors other than micro enterprises and small enterprises	15,936	16,542
Derivative instruments	2,488	472
Other financial liabilities	13,843	12,153
Provisions	3,418	3,222
Other current liabilities	5,430	6,085
Total current liabilities	44,420	60,451

TOTAL EQUITY AND LIABILITIES	240,669	244,956

DR. REDDY'S LABORATORIES LIMITED

9	Statement of cashflows	All amounts in Indian Rupees millions

	Half year ended
	30.09.2022	30.09.2021
Particulars	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	24,445	11,932
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(56)	(199)
Depreciation and amortisation expense	4,477	4,037
Allowance for credit losses (on trade receivables and other advances)	63	105
Loss on sale/disposal of property , plant and equipment and other intangible assets, net	71	12
Foreign exchange loss/(gain), net	472	(754)
Interest income	(618)	(929)
Finance costs	115	176
Equity settled share-based payment expense	212	290
Dividend income	- *	-
Changes in operating assets and liabilities:
Trade receivables	(11,033)	(19,267)
Inventories	2,953	(4,043)
Trade payables	(611)	4,857
Other assets and other liabilities, net	(1,194)	(1,221)
Cash flow (used in)/from operations	19,296	(5,004)
Income taxes paid, net	(3,178)	(1,919)
Net cash (used in)/from operating activities	16,118	(6,923)

Cash flows from/(used in) investing activities :
Proceeds from sale of property, plant and equipment	106	19
Expenditures on property, plant and equipment	(5,020)	(5,864)
Expenditures on other intangible assets	(5,160)	(264)
Purchase of investments	(46,353)	(28,967)
Proceeds from sale of investments	57,444	34,006
Purchase of equity investments of subsidiary	(459)	-
Dividend received	- *	-
Interest income received	550	916
Loans and advances given to subsidiaries	(50)	-
Net cash from/(used in) investing activities	1,058	(154)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	66	281
Proceeds from/(repayment of ) short-term loans and borrowings, net	(18,711)	6,050
Payment of principle portion of lease liabilities	(133)	(96)
Dividend paid	(4,979)	(4,146)
Interest paid	(234)	(253)
Net cash from/(used in) financing activities	(23,991)	1,837

Net (decrease)/increase in cash and cash equivalents	(6,815)	(5,240)
Effect of exchange rate changes on cash and cash equivalents	430	83
Cash and cash equivalents at the beginning of the period(1)	11,595	13,054
Cash and cash equivalents at the end of the period(2)	5,210	7,896

*	Rounded off to million.
**	FVTPL (fair value through profit or loss)
(1)	Adjusted for bank overdraft of Rs. Nil and Rs. 9 million for periods ended 30 September 2022 and 30 September 2021 respectively.
(2)	Adjusted for bank overdraft of Rs. 3 million and Rs. Nil for periods ended 30 September 2022 and 30 September 2021 respectively.

10	The Company considered the uncertainties relating to the COVID-19 pandemic and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

11	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 28 October 2022.

12	The results for the quarter and half year ended 30 September 2022 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 28 October 2022	Co-Chairman & Managing Director